UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                       SECURITIES AND EXCHANGE COMMISSION

                           NOTIFICATION OF LATE FILING

                                                   -----------------------------
                                                          SEC FILE NUMBER

                                                              0-25064
                                                   -----------------------------
                                                          CUSIP NUMBER
                                                           42217V 10 2
                                                   -----------------------------




(Check One): [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F   [ ] Form 11-K
             [x] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

             For Period Ended:  March 31, 1999

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended: _______________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

Full Name of Registrant

Health Fitness Corporation

Former Name if Applicable
N/A

Address of Principal Executive Office (Street and Number)
3500 West 80th Street, Suite 130
City, State and Zip Code
Bloomington, Minnesota  55431

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The sale of substantially all of the assets of the Company's physical therapy clinic division on May 14, 1999, and the anticipated closing of the sale of the Company's ProSource equipment division in the near future, has required the Company to re-evaluate the sufficiency of the previously established reserves for losses from these discontinued operations.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Robert Peterson                    612                   831-6830
                 (Name)                    (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports)
         been filed? If answer is no, identify report(s).        [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                              [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           Health Fitness Corporation
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 17, 1999                   By  /s/ Robert Peterson
                                      Robert Peterson, Vice President - Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                      Health Fitness Physical Therapy, Inc.
                            Attachment to Form 12b-25
                                Part IV - Item 3


         The Registrant anticipates that the results of operations for the quarter ended March 31, 1999 will reflect significant changes from the results of operations for the corresponding period of the prior year due to the Company's reporting of the results of its physical therapy clinic division and its ProSource equipment division as discontinued operations.